Filed Pursuant to Rule 433

Dated June 2, 2009

Registration Statement: No. 333-156152

The Charles Schwab Corporation

$750,000,000

4.950% SENIOR NOTES DUE 2014

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation, a Delaware Corporation
Expected Ratings *:	A2/A/A (Moody’s / S&P / Fitch)
Title of Securities:	4.950% Senior Notes due 2014
Aggregate Principal Amount:	$750,000,000
Trade Date:	June 2, 2009
Settlement Date:	June 5, 2009 (T+3)
Maturity Date:	June 1, 2014
Coupon:	4.950% per annum
Interest Payment Dates:	June 1 and December 1, commencing December 1, 2009
Benchmark US Treasury:	2.25% UST due 05/2014
Benchmark US Treasury Price/Yield:	$98-211/4/ 2.537%
Re-offer Spread to Benchmark Treasury:	T+250 basis points
Re-offer Yield:	5.037%
Make-whole Call:	Treasury Rate plus 37.5 basis points
Price to Public:	99.621%
Gross Proceeds to CSC:	$747,157,500
Underwriting Commission per note paid by CSC:	.650%
Aggregate Underwriting Commission paid by CSC:	$4,875,000
Net Proceeds to CSC (after underwriting discounts or commissions)	$742,282,500
CUSIP / ISIN:	808513AC9 / US808513AC93
Joint Book-Running Managers:	J.P. Morgan Securities Inc. (42.5%) UBS Securities LLC (42.5%)
Co-Manager:	Credit Suisse Securities (USA) LLC (15%)

*A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 212-834-4533 or UBS Securities LLC toll free at 877-827-6444 ext. 5613884.

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